UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 2, 2003

Commission File
Number: 1-8944

CLEVELAND-CLIFFS INC

(Exact Name of Registrant as Specified in Its Charter)

OHIO	34-1464672
(State or other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)
1100 Superior Avenue, Cleveland, Ohio	44114-2589
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 9. <u>Regulation FD Disclosure.</u>

Cleveland-Cliffs Inc published a News Release on December 2, 2003 as follows:


<u>CLEVELAND-CLIFFS INC'S TILDEN MINE</u>
<u>EXPERIENCES EQUIPMENT OUTAGE</u>


Cleveland, OH – December 2, 2003 – Cleveland-Cliffs Inc (NYSE:CLF) announced today that its Cliffs Michigan Mining Company Tilden facility experienced a crack in a kiln riding ring on November 26 that required the shutdown of its Unit #2 kiln in the pelletizing plant. The cause of the failure is being investigated and repair of the equipment is underway. It is believed the ring can be repaired by welding and work has begun to prepare for this specialized welding process. The total extent of the necessary repair is not yet known, however, a similar kiln ring repair took place in 1998 and required 12 weeks to resolve.

A production loss of almost 300,000 tons is expected in 2003 due to the idling of the Unit #2 kiln. This loss reduces Tilden's anticipated pellet production for 2003 to 7.0 million tons. Planned maintenance scheduled for early 2004 has been accelerated to coincide with the repair of the kiln ring. The impact of the outage on Tilden's 2004 pellet production is uncertain at this time, however, production schedules at the combined Empire and Tilden facilities are being evaluated to mitigate the potential impact on 2004 pellet production.

Fourth quarter sales will not be impacted by the outage, however, fourth quarter results will be adversely affected in excess of $6 million due to the cost of the repair, the cost of the accelerated maintenance, and the effect of the lost production on fixed costs.


* * * * * * *


The Tilden Mine is jointly owned by Cleveland-Cliffs (85%) and Stelco Inc. (15%). Cleveland-Cliffs is the largest supplier of iron ore pellets to the North American steel industry. The Company operates iron ore mines located in Michigan, Minnesota and Eastern Canada. Cleveland-Cliffs is the largest supplier of iron ore pellets to the North American steel industry.

References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

Actual results may differ materially from such statements for a variety of factors, such as: The magnitude and duration of the equipment failure, including the Tilden Mine kiln outage; process difficulties; displacement of iron production by North American integrated steel producers due to electric furnace production or imports of semi-finished steel or pig iron; changes in the financial condition of the Company's partners and/or customers; rejection of major contracts and/or venture agreements by customers and/or participants under provisions of the U.S. Bankruptcy Code; changes in imports of steel or iron ore; events or circumstances that could impair or adversely impact the viability of a mine and the carrying value of associated assets; problems with productivity, weather conditions, fluctuations in ore grade, tons mined, changes in cost factors including energy costs, and employee benefits costs; and the effect of these various risks on the Company's liquidity.

Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's most recent Annual Report and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available publicly on Cliffs' website. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ Donald J. Gallagher
_____

Name: Donald J. Gallagher
Title: Senior Vice President,
Chief Financial Officer and
Treasurer

Dated: December 3, 2003